Exhibit 99.1

Arrival Reports Third Quarter 2021 Financial Results

Reconfirms Bus, Van and first two Microfactory milestones

Non-binding Orders and LOIs increased to 64k1 vehicles

Updates 2022 and Long-term outlook

Luxembourg, November 8, 2021 / Businesswire / - Arrival (NASDAQ: ARVL), on a mission to make air clean by replacing all vehicles with affordable electric solutions produced by local Microfactories, today reported financial results for the third quarter ended September 30, 2021 and provided an updated 2022 outlook.

“Arrival is unique. We are transforming the industry through our new method at a time the world needs it most. We invest in enabling platforms—Vehicle Creation, Device Plug and Play, Microfactory, Supply Chain, Service, Mobility, Sales, Customer Care and Fintech—and enabling technologies—components, materials, robotics and Microfactories—allowing us to own the end-to-end ecosystem,” said Denis Sverdlov, founder and CEO of Arrival.

“We do things that have never been done before and we expect our powerful technologies will change the fundamentals of the automotive industry. In the third quarter, we are excited to see these technologies come together as we install our first two Microfactories in the US and UK and get ready for launch. We are excited by our progress and expect to be rapidly scaling Microfactories in the coming years as we build capacity to meet the growing demand for our vehicles.

“To remind everyone we are currently developing 5 platforms—Van, Large Van, Bus, Bus for Emerging Markets and Car—but to achieve our mission to replace all vehicles with electric our ambition is to create 10s of vehicle platforms and produce them in 100s of Microfactories,” concluded Mr. Sverdlov.

Third Quarter 2021 Financial Results

•	Loss for the period of €26 million, compared to a loss for the period of €22 million in the third quarter of 2020

•	Adjusted EBITDA loss of €40 million, compared to a loss of €18 million in the third quarter of 2020

•

Administrative expenses of €38 million and non-capitalised R&D expenses of €9 million, compared to administrative expenses of €20 million and non-capitalised R&D expenses of €1 million in the third quarter of 2020

•	Capital expenditure of €81 million, compared to €21 million in the third quarter of 2020

•	Cash and cash equivalents of €381 million as of September 30th, 2021

•	Approximately 2,400 employees at the end of the third quarter of 2021 versus approximately 1,200 employees at the end of the third quarter of 2020

Reconfirmed Milestones For Bus, Van and first two Microfactories

Arrival’s priorities for 2022 remain the Bus and Van programs and first two Microfactories with key milestones unchanged from those provided in the Company’s second quarter 2021 earnings call.

Bus key milestones	Expected Timing	Van key milestones	Expected Timing
1. Trial Bus production	Q4 2021	1. Public road trials	Q1 2022
2. Proving ground trials	Q4 2021	2. Final prototype Van build	Q1 2022
3. Rock Hill equipment installation	Q4 2021	3. Bicester equipment installation	Q1 2022
4. Certification and public road trials	Q1 2022	4. Full product certification	Q2 2022
5. Rock Hill Buses SOP	Q2 2022	5. Bicester Vans SOP	Q3 2022

Arrival is moving Start of Production (SOP) for Large Van to 2023 in order to prioritise additional Van variants and allow the Company to maximise re-use of components.

Other Microfactories developments

•	Rock Hill installation has commenced and is expected to be substantially complete by the end of 2021 with Bicester expected to be substantially complete by the end of Q1 2022

•	Bicester technology cells are being installed to build Vans for product validation this year

•	Over 1,400 composite panels manufactured using production equipment in Bicester

•	Over 1,850 high voltage battery modules assembled

•

In-house developed Autonomous Mobile Robots (AMRs) are now capable of coordinating their movement over a wireless link. This allows multiple AMRs to operate as a single unit to move large or heavy loads

Non-binding Orders and LOIs increase to ca 64k1 vehicles

Arrival continues to see strong demand for its vehicles as the industry shifts to electric vehicles. Arrival’s non-binding orders and LOIs increased to ca 64k1 vehicles:

•	Hosted Van demonstrations in multiple countries including US, UK, Germany, France, Netherlands and Austria

•	Provided UPS with vehicles for deliveries at the Dubai Expo where UPS is the event’s official logistics partner

Other Business Developments

•

Announced the Arrival Service Network Program using the Company’s in-house digital service platform, which trains and certifies technicians to service Arrival’s vehicles. Four partners have been announced in the US—Amerit Fleet Solutions, Bridgestone Retail Operations, NAPA Auto Parts and Valvoline; and four have been announced in the EU—ARC Europe Group, Kwik Fit, Rivus Fleet Solutions and ZF

•

Joined the Climate Pledge to reach a net zero carbon position by 2040, helping to achieve the goals of the Paris Agreement 10 years early. And Arrival is now also working on a plan to reach these goals even sooner

•	First prototype of Car expected by end of 2021, a key milestone in Arrival’s collaboration with Uber

Updated Microfactory and Other Cost Estimates

Arrival’s first two Microfactories in Rock Hill (US) and Bicester (UK) are expected to start production in Q2 and Q3 2022, respectively. Arrival’s third Microfactory in Charlotte is expected to start production in Q4 2022, and the Company has moved start of construction of its fourth Microfactory to 2023.

Total Capex at Arrival’s Microfactories consists of both production and non-production (site readiness and logistics) Capex:

•	Total Capex at Rock Hill is expected to be approximately $50 million

•	Bicester is Arrival’s lab Microfactory where the Company has prioritised meeting Van start of production. As a result, Arrival expects total Capex at Bicester to be approximately $75 million

•

From the learnings gained at Bicester Arrival expects total Capex at Charlotte to be lower than Bicester, with continued reductions in Capex per Microfactory as the Company scales beyond these initial Microfactories

Other Company Costs

•

In order to de-risk start of production and enable Arrival to scale, the Company is incurring additional costs, including: 1) a decision to assemble battery modules and bring logistics in-house, which is adding Capex and Opex; 2) pre-payments to LG Energy Systems to secure battery cell line capacity for the next several years; and 3) higher Selling, General and Administrative expenses as Arrival scales sales, finance and legal

•	In addition, Arrival is experiencing industry-wide increases in the expected cost of of raw materials including aluminum and petrochemicals

•	Arrival also expect higher working capital in its first factories to ensure the Company has the necessary components and parts to start production of its vehicles

Updates 2022 and Long-term Outlook

Arrival previously provided long-term forecasts in connection with its merger with the CIIG special purpose acquisition company. Since then Arrival has invested more to further develop its platforms, and to secure components and batteries for production. As a result Arrival has revised its Microfactory rollout, and now expects significantly lower vehicle volumes and revenue in 2022. Future growth is dependent on the number of Microfactories the Company can deploy, which is a function of its access to capital. As a result Arrival’s previous long-term forecasts from the merger should no longer be relied upon.

Bus and Van production volumes in 2022 are expected to be modest because 2022 is the first year the Company is starting production and it is now expecting a more conservative ramp in each of its first three Microfactories. Arrival expects to start each Microfactory on one shift and does not expect them to reach full capacity until early 2023. Furthermore due to capital constraints Arrival has moved its fourth Microfactory to 2023. Revenue is expected to start to be recognized in the second half of 2022 and will be weighted towards the fourth quarter. These expectations are dependent upon the successful completion of certification of Arrival’s vehicles.

Arrival continues to expect Van Microfactories to produce 10,000 vehicles per year when they reach full capacity on two shifts and the Company’s future volume mix to be even more weighted toward Van as it continues to see strong interest in this platform.

From a cost perspective Arrival currently expects full year 2022 adjusted EBITDA and Capex to be in a range generally consistent with the third quarter of 2021 on an annualized basis. Over the next several years, Arrival expects to continue to capture additional efficiencies in its Microfactories and achieve total Capex per Microfactory of approximately $50 million. Arrival also plans to continue to lower the Opex requirements in its Microfactories and expects long-term production and assembly Opex to eventually be reduced to approximately $15 million per Microfactory. Initial operating costs for logistics is currently approximately $10 million per Microfactory, however the Company expects to optimize its logistics model as it scales the number of Microfactories to reduce this cost over time.

Despite revisions to its 2022 expectations, Arrival believes its unique products, technologies and platforms position the Company for significant growth in the next several years. Arrival is now months away from delivering its vehicles to customers.

Webcast Information

Arrival will host a Zoom webinar at 4:30 p.m. Eastern Time today, November 8, 2021, to discuss its Third Quarter 2021 results. The live webcast will be accessible on the Company’s website at investors.arrival.com. A webcast replay will be available approximately two hours after the conclusion of the live event.

Non-IFRS Financial Measures

This press release includes Adjusted EBITDA which Arrival utilizes to assess the financial performance of its business that is not a measure recognized under International Financial Reporting Standards (“IFRS”). This non-IFRS measure should not be considered an alternative to performance measures determined in accordance with IFRS and may not be comparable to similar measures presented by other issuers. For a reconciliation of Adjusted EBITDA to Operating loss, see the reconciliation table included later in this press release.

About Arrival

Arrival was founded in 2015 with a mission to make air clean by replacing all vehicles with affordable electric solutions—produced by local Microfactories. Six years and over 2,000 people later, we are driving the transition to EVs globally by creating products that are zero-emission, more desirable, more sustainable and more equitable than ever before. Our in-house technologies enable our radical new method of design and production using rapidly-scalable, local Microfactories around the world. This method facilitates cities and governments in achieving their sustainability goals whilst also supercharging their communities. We are a technology company, a product company, a supply chain company, an automotive company, a mobility company, a fintech company and a service company—all rolled into one with a shared goal of true sustainability. This vertically integrated business model is how we can have the radical impact our world needs today. Arrival (NASDAQ: ARVL) is a joint stock company governed by Luxembourg law.

Forward-looking statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws, including statements regarding the products offered by Arrival and the markets in which it operates and Arrival’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Such statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are based on management’s belief or interpretation of information currently available. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including, but not limited to: (i) the impact of COVID-19 on Arrival’s business; (ii) the risk of downturns and the possibility of rapid change in the highly competitive industry in which Arrival operates, (iii) the risk that Arrival and its current and future collaborators are unable to successfully develop and commercialize Arrival’s products or services, or experience significant delays in doing so, (iv) the risk that

Arrival may never achieve or sustain profitability; (v) the risk that Arrival experiences difficulties in managing its growth and expanding operations, (vi) the risk that third-parties suppliers and manufacturers are not able to fully and timely meet their obligations; (vii) the risk that the utilization of Microfactories will not provide the expected benefits due to, among other things, the inability to locate appropriate buildings to use as Microfactories, Microfactories needing a larger than anticipated factory footprint, and the inability of Arrival to deploy Microfactories in the anticipated time frame; (viii) the risk that the orders that have been placed for vehicles, including the order from UPS, are cancelled or modified; (ix) the risk of product liability or regulatory lawsuits or proceedings relating to Arrival’s products and services; and (x) the risk that Arrival will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; and (xi) the risk that Arrival is unable to secure or protect its intellectual property.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Arrival’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 30, 2021 and other documents filed by Arrival with the SEC from time to time. In addition, forecasts about future costs and other financial metrics and our expectations as to our ability to execute on our current business plan in the near term and the longer term are based on a number of assumptions we make, including the following assumptions that Arrival’s management believed to be material:

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Operational assumptions, including, the development and commercialization of Arrival’s vehicles, the roll out of Arrival’s Microfactory manufacturing locations, the production capacity of Arrival’s Microfactories, the selection of Arrival’s products by customers in the commercial Van and Bus industry, growth in the various markets Arrival is targeting, average selling prices and resulting sales of vehicles.

•

The mix of products produced and sold in combination with corresponding costs, including material and component costs, assembly costs, manufacturing costs, and costs related to product warranties. Many of these costs are forecasted to vary significantly as Arrival commences production in its Microfactories.

•

Our ability to raise capital necessary to execute on our current business plan and production timeline, including the roll-out of our Microfactories, as well as to maintain our ongoing operations, continue research, development and design efforts and improve infrastructure

•

Capital expenditure is based on a number of assumptions regarding the expenditure required to build Arrival’s Microfactories, including the cost of initial set up of factory facilities and the cost of manufacturing and assembly equipment.

In making the foregoing assumptions, Arrival’s management relied on a number of factors, including: its experience in the automotive industry, its experience in the period since the inception of the company and current pricing estimates for prototype vehicles and vehicle components as well as the projected costs for first factory locations that are already in development; its best estimates of the timing for the development and commercialization of its vehicles and overall vehicle development process; its best estimates of current and future customers purchasing Arrival’s vehicles; and third-party forecasts for industry growth. Forecasts of future financial metrics are inherently uncertain, and actual results may differ significantly from forecasts based on our assumptions underlying those forecasts at this time.

Readers are cautioned not to put undue reliance on forward-looking statements, and except as required by applicable law, Arrival assumes no obligation and does not intend to update or revise these forward- looking statements, whether as a result of new information, future events, or otherwise. Arrival does not give any assurance that Arrival will achieve its expectations.

Media Contacts For Arrival

Media

pr@arrival.com

Investors

ir@arrival.com

Unaudited consolidated statement of profit or loss and other comprehensive (loss)/income

In thousands of euro	Nine months ended		Three months ended
	September 30, 2021	September 30, 2020*	September 30, 2021	September 30, 2020*
Administrative expenses	(111,627)	(43,248)	(37,826)	(19,843)
Research and development expenses	(21,737)	(8,277)	(8,591)	(1,368)
Impairment expense	(1,918)	(650)	—	—
Other operating income	1,887	1,366	277	607
Listing expense**	(1,018,024)	—	—	—
Other expenses	(5)	(208)	180	(2)

Operating (loss)	(1,151,424)	(51,017)	(45,960)	(20,606)
Finance income	119,573	1,797	27,953	2
Finance cost	(11,527)	(3,567)	(7,561)	(1,224)

Net Finance income/(cost)	108,046	(1,770)	20,392	(1,222)
(Loss) before tax	(1,043,378)	(52,787)	(25,568)	(21,828)
Tax income/(expense)	(7,118)	3,337	(823)	(497)

(Loss) for the period	(1,050,496)	(49,450)	(26,391)	(22,325)

Attributable to:
Owners of the Company	(1,050,496)	(49,450)	(26,391)	(22,325)

Unaudited consolidated statement of other comprehensive (loss)/income

In thousands of euro	Nine months ended		Three months ended
	September 30, 2021	September 30, 2020*	September 30, 2021	September 30, 2020*
(Loss) for the period	(1,050,496)	(49,450)	(26,391)	(22,325)

Items that may be reclassified subsequently to profit or (loss)
Exchange differences on translating foreign operations	12,061	(11,617)	(2,356)	(790)

Total comprehensive profit/(loss)	12,061	(11,617)	(2,356)	(790)

Total comprehensive (loss) for the period	(1,038,435)	(61,067)	(28,747)	(23,115)

Attributable to:
Owners of the Company	(1,038,435)	(61,067)	(28,747)	(23,115)

*	Comparative figures are of Arrival Luxembourg S.à r.l. in accordance with IFRS 2 for reverse merger.
**

As a result of the conclusion of the merger with CIIG, Arrival issued shares and warrants to CIIG shareholders, comprised of the fair value of the Company’s shares that were issued to CIIG shareholders of €1,347 million as well as the fair value of the Company’s warrants of €189 million. In exchange, the Company received the identifiable net assets held by CIIG, which had a fair value upon closing of €534 million. The excess of the fair value of the equity instruments issued over the fair value of the identified net assets received, represents a non-cash expense in accordance with IFRS 2. This one-time expense as a result of the transaction, in the amount of €1,002 million, is recognised as a share listing expense presented as part of the operating results within the Consolidated Statement of Profit or Loss. Listing expense also includes €16 million of other related transaction expenses.

Unaudited consolidated statement of financial position

In thousands of euro	September 30, 2021	December 31, 2020*
ASSETS
Non-Current Assets
Property, plant and equipment	190,289	112,719
Intangible assets and goodwill	319,055	171,726
Deferred tax asset	1,381	1,134
Trade and other receivables	57,010	10,786

Total Non-Current Assets	567,735	296,365

Current Assets
Inventory	18,375	11,820
Loans to executives	—	4,244
Trade and other receivables	25,594	51,424
Prepayments	46,363	18,956
Cash and cash equivalents	380,699	67,080

Total Current Assets	471,031	153,524

TOTAL ASSETS	1,038,766	449,889

EQUITY AND LIABILITIES
Capital and reserves
Share capital	62,043	239,103
Share premium	4,896,892	288,539
Other reserves	(2,825,443)	51,425
Accumulated deficit	(1,309,252)	(258,756)

Total Equity	824,240	320,311

Non-Current Liabilities
Loans and borrowings	143,047	87,907
Warrants	12,988	—
Deferred tax liability	6,976	2,750

Total Non-Current Liabilities	163,011	90,657

Current Liabilities
Current tax liabilities	982	501
Loans and borrowings	5,958	4,255
Trade and other payables	44,575	34,165

Total Current Liabilities	51,515	38,921

TOTAL EQUITY AND LIABILITIES	1,038,766	449,889

*	Comparative figures are of Arrival Luxembourg S.à r.l

Unaudited consolidated statement of cash flows

In thousands of euro	September 30, 2021	September 30, 2020*
Cash flows used in operating activities
(Loss) for the period	(1,050,496)	(49,450)
Adjustments for:
Depreciation/Amortization	13,968	6,415
Impairment losses and write-offs	2,043	650
Net unrealised foreign exchange differences	(4,083)	(846)
Net finance interest	(3,680)	3,317
Employee share scheme	3,023	—
Change in fair value of warrants including intrinsic value of warrants redeemed	(105,838)	—
Fair value of listing expense	1,002,609	—
Fair value movement on employee loans including fair value charge for the new employee loans issued as of September 30, 2021	5,050	—
Reversal of difference between fair value and nominal value of loans that have been repaid	(1,485)	—
Loss on disposal of fixed assets	252	—
Profit from the cancellation of leases	(1,146)	—
Tax income/(expense)	7,118	(3,199)

Cash flows used in operations before working capital changes	(132,665)	(43,113)
(Increase) in trade and other receivables	(45,860)	(4,616)
Increase in trade and other payables	29,294	6,178
(Increase) of inventory	(4,867)	(3,711)

Cash flows used in operations	(154,098)	(45,262)
Income tax and other taxes received	6,466	4,555
Interest received	69	3

Net cash used in operating activities	(147,563)	(40,704)

Cash flows from investing activities
Acquisition of intangible assets	(125,111)	(51,394)
Acquisition of property, plant and equipment	(28,981)	(7,832)
Grants received	275	775
Prepayments for tangible and intangible assets	(33,928)	(1,571)
Cash received on acquisition of entities, net of consideration paid	—	117
Proceeds from the sale of fixed assets	—	6

Net cash used in investing activities	(187,745)	(59,899)

Cash flows from financing activities
Cash received from merger with CIIG	534,413	—
Issuance of share to warrant holders	118,577	—
Cash paid for redemption of public warrants	(6)	—
Issuance of Preferred A shares	—	10,000
Proceeds from borrowings	—	2,406
Repayment of interest	(185)	(51)
Repayment of lease liabilities	(8,791)	(6,262)

Net cash from financing activities	644,008	6,093

Net increase/(decrease) in cash and cash equivalents	308,700	(94,510)
Cash and cash equivalents at January 1	67,080	96,644
Effects of movements in exchange rates on cash held	4,919	(980)

Cash and cash equivalents as at the end of the period	380,699	1,154

*	Comparative figures are of Arrival Luxembourg S.à r.l.

Reconciliation of Net Loss to Non-IFRS measures

In thousands of euro	Nine months ended		Three months ended
	September 30, 2021	September 30, 2020*	September 30, 2021	September 30, 2020*
(Loss) for the period	(1,050,496)	(49,450)	(26,391)	(22,325)
Interest (income)/expense, net	(3,680)	3,317	(1,306)	1,159
Tax (income)/expense	7,118	(3,337)	823	497
Depreciation and amortisation	13,968	6,415	4,869	2,511

EBITDA	(1,033,090)	(43,055)	(22,005)	(18,158)

Impairment losses and write-offs	2,043	650	125	—
Share option expense	3,023	—	1,723	—
Listing expense	1,018,024	—	—	—
Fair value of warrants including intrinsic value of warrants redeemed	(105,838)	—	(17,198)	—
Fair value movement on employee loans including fair value charge for the new employee loans provided as of September 30, 2021	5,050	—	5,050	—
Reversal of difference between fair value and nominal value of loans that got repaid	(1,485)	—	(31)	—
Foreign exchange	(2,571)	(1,738)	(7,221)	24
Transaction bonuses***	13,392	—	—	—

Adjusted EBITDA	(101,452)	(44,143)	(39,557)	(18,134)

*	Comparative figures are of Arrival Luxembourg S.à r.l.
***	Following the successful merger with CIIG certain executive officers of the Group received a one time bonus. This is included in administrative expenses in the Income Statement

Notes:

During the period, the shareholders of Arrival Luxembourg S.à r.l. contributed their shares in the company for shares of Arrival. As a result of this transaction, Arrival has become the parent company of the Arrival group of companies.

For the purpose of the above financial statements, comparative financial statements for year ended December 31 2020 and quarter ended September 30, 2020 consist of consolidated financial statements of Arrival Luxembourg S.à r.l. pre-merger

[1]	Company estimates as of November 2021: Total includes 10k order and 10k option from UPS. All orders and LOIs are non-binding and subject to cancellation and/or modification at any time